Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 10 DATED NOVEMBER 18, 2022

TO THE OFFERING CIRCULAR DATED MAY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 13, 2022, as filed by us with the Securities and Exchange Commission on May 13, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Investments in United States Treasury Bills

On November 14, 2022, we acquired two investments in United States treasury bills with a par value of $3,500,000 and $15,525,000, respectively (the “T-Bills”). The T-Bills were acquired at a discount rate of 3.547% and 4.074%, respectively, and have maturity dates of one month from the purchase date with respect to the $3,500,000 T-Bill and three months from the purchase date with respect to the $15,525,000. The T-Bills do not accrue any interest prior to their respective maturity dates. The T-Bills were issued, and are backed, by the United States government. We acquired the T-Bills as we believe they provide a compelling risk-adjusted return on our outstanding cash, which is approximately 150 basis points higher on a blended basis than the current return on our outstanding cash in our money market account.